UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number 000-25561

NOTIFICATION OF LATE FILING
(Check One):

[_] Form 10-KSB
[_] Form 11-K
[_] Form 20-F
[X] Form 10-QSB
[_] Form N-SAR
for Period Ended: June 30, 2002

[_] Transition Report on Form 10-KSB
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION
Full Name of Registrant: BEDFORD HOLDINGS, INC.
Former Name if Applicable: N/A
Address of Principal Executive Office: 148 Central Avenue, Old Tappan, NJ
PART II - RULE 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date.
(c) The accountants statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III - NARRATIVE
State below in reasonable detail the reasons why Form 10-Q could not be filed within the prescribed time period.
The issuer was unable to obtain from a former employee, in sufficient time to file a timely report, information needed to determine whether certain amounts received by the company should be treated as debt or contributions to capital.
PART 1V - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification
Leon Zapoll (201) 750-7730
(Name) (Area Code) (Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). Yes X No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes No X
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Bedford Holdings, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: August 14, 2002
By: /s/ Leon Zapoll
Leon Zapoll, President